                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             DRS TECHNOLOGIES, INC.
                           ---------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
              -----------------------------------------------------
                         (Title of Class of Securities)

                               ------------------
                                    23330X100
                                 (CUSIP Number)

                                Robert B. McKeon
                       Veritas Capital Management, L.L.C.
                               660 Madison Avenue
                               New York, NY 10021
                            Telephone: (212) 688-0020
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    Copy to:

                             Benjamin M. Polk, Esq.
                                Winston & Strawn
                                 200 Park Avenue
                               New York, NY 10166
                                 (212) 294-6700


                                October 12, 2000
                              ---------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                              Page 2 of 14 Pages

                                  SCHEDULE 13D

CUSIP NO. 23330X100

--------------------------------------------------------------------------------

1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     THE VERITAS CAPITAL FUND, L.P.
--------------------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------

3.  SEC USE ONLY

--------------------------------------------------------------------------------

4.  SOURCE OF FUNDS (SEE INSTRUCTIONS)

    AF
--------------------------------------------------------------------------------

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e)                                                    [ ]

--------------------------------------------------------------------------------

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

--------------------------------------------------------------------------------
                                    7.  SOLE VOTING POWER
        NUMBER OF                       1,728,900
          SHARES                    --------------------------------------------
       BENEFICIALLY                 8.  SHARED VOTING POWER
         OWNED BY                       0
           EACH                     --------------------------------------------
        REPORTING                   9.  SOLE DISPOSITIVE POWER
          PERSON                        1,728,900
           WITH                     --------------------------------------------
                                    10. SHARED DISPOSITIVE POWER
                                        0
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,728,900
--------------------------------------------------------------------------------

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (SEE INSTRUCTIONS)                                                       [ ]

--------------------------------------------------------------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    18.6%
--------------------------------------------------------------------------------

14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    OO
--------------------------------------------------------------------------------

                                                              Page 3 of 14 Pages

                                  SCHEDULE 13D

CUSIP NO. 23330X100

--------------------------------------------------------------------------------

15.  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     VERITAS CAPITAL MANAGEMENT, L.L.C.
--------------------------------------------------------------------------------

16.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------

17.  SEC USE ONLY

--------------------------------------------------------------------------------

18.  SOURCE OF FUNDS (SEE INSTRUCTIONS)

     AF
--------------------------------------------------------------------------------

19.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                   [ ]

--------------------------------------------------------------------------------

20.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

--------------------------------------------------------------------------------
        NUMBER OF                   21. SOLE VOTING POWER
          SHARES                        0
       BENEFICIALLY                 --------------------------------------------
         OWNED BY                   22. SHARED VOTING POWER
           EACH                         1,728,900
        REPORTING                   --------------------------------------------
          PERSON                    23. SOLE DISPOSITIVE POWER
           WITH                         0
                                    --------------------------------------------
                                    24. SHARED DISPOSITIVE POWER
                                        1,728,900
--------------------------------------------------------------------------------
25. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,728,900
--------------------------------------------------------------------------------

26. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (SEE INSTRUCTIONS)                                                       [ ]

--------------------------------------------------------------------------------

27. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    18.6%
--------------------------------------------------------------------------------

28. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    OO
--------------------------------------------------------------------------------

                                                              Page 4 of 14 Pages

                                  SCHEDULE 13D

CUSIP NO. 23330X100

--------------------------------------------------------------------------------

1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     ROBERT B. McKEON
--------------------------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------

3.   SEC USE ONLY

--------------------------------------------------------------------------------

4.   SOURCE OF FUNDS (SEE INSTRUCTIONS)

     AF
--------------------------------------------------------------------------------

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                   [ ]

--------------------------------------------------------------------------------

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

--------------------------------------------------------------------------------
         NUMBER OF                  7.  SOLE VOTING POWER
           SHARES                       0
        BENEFICIALLY                --------------------------------------------
          OWNED BY                  8.  SHARED VOTING POWER
            EACH                        1,728,900
         REPORTING                  --------------------------------------------
           PERSON                   9.  SOLE DISPOSITIVE POWER
            WITH                        0
                                    --------------------------------------------
                                    10. SHARED DISPOSITIVE POWER
                                        1,728,900
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,728,900
--------------------------------------------------------------------------------

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                      [ ]

--------------------------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     18.6%
--------------------------------------------------------------------------------

14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
--------------------------------------------------------------------------------

                                                             Page 5 of 14 Pages

                                  SCHEDULE 13D

CUSIP NO. 23330X100

--------------------------------------------------------------------------------

1.  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    THOMAS J. CAMPBELL
--------------------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------

3.  SEC USE ONLY

--------------------------------------------------------------------------------

4.  SOURCE OF FUNDS (SEE INSTRUCTIONS)

    AF
--------------------------------------------------------------------------------

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e)                                                    [ ]

--------------------------------------------------------------------------------

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States

--------------------------------------------------------------------------------
         NUMBER OF                  7.   SOLE VOTING POWER
           SHARES                        0
        BENEFICIALLY                --------------------------------------------
          OWNED BY                  8.   SHARED VOTING POWER
            EACH                         1,728,900
         REPORTING                  --------------------------------------------
           PERSON                   9.   SOLE DISPOSITIVE POWER
            WITH                         0
                                    --------------------------------------------
                                    10.  SHARED DISPOSITIVE POWER
                                         1,728,900
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,728,900
--------------------------------------------------------------------------------

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                      [ ]

--------------------------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     18.6%
--------------------------------------------------------------------------------

14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
--------------------------------------------------------------------------------

                                                              Page 6 of 14 Pages


                                  SCHEDULE 13D


CUSIP NO. 23330X100


ITEM 1.    SECURITY AND ISSUER.

           The title of the class of equity securities to which this statement on Schedule 13D (this "Statement") relates is common stock, par value $0.01 per share (the "Common Stock"), of DRS Technologies, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 5 Sylvan Way, Parsippany, New Jersey 07054.

ITEM 2.    IDENTITY AND BACKGROUND.

           This Statement is being filed jointly by The Veritas Capital Fund, L.P., a Delaware limited partnership ("Veritas Capital"), Veritas Capital Management, L.L.C., a Delaware limited liability company ("Veritas"), Mr. Robert B. McKeon and Mr. Thomas J. Campbell (collectively, the "Reporting Persons").

           Veritas is the sole general partner of Veritas Capital.

           The principal business of Veritas Capital consists of committing capital to facilitate corporate restructurings, leveraged buyouts, bridge financing and other investments. The principal business of Veritas consists of performing the functions of, and serving as, the general partner of Veritas Capital. The principal business and office address of Veritas Capital and Veritas is 660 Madison Avenue, New York, New York 10021.

           Messrs. Robert B. McKeon and Thomas J. Campbell are the voting members (the "Veritas Voting Members") of Veritas. Each of the Veritas Voting Members is a United States citizen. The principal occupations of each of the Veritas Voting Members is serving as an executive of one or more of Veritas Capital, Veritas and their affiliates. The Veritas Voting Members are the managing members of Veritas. The business address of each of the Veritas Voting Members is c/o Veritas Capital Management, L.L.C., 660 Madison Avenue, New York, New York 10021.

           During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

           Pursuant to a Stock Option Agreement, dated October 12, 2000 (the "Option Agreement"), among Veritas Capital as the buyer and Lancer Offshore, Inc., Lancer Partners, Limited Partnership and Michael Lauer as the sellers (collectively, the "Sellers"), a copy of which Option Agreement is attached hereto as Exhibit 7.2, the Sellers have granted to Veritas Capital an option (the "Option") to purchase a total of 1,728,900 shares of Common Stock (the "Optioned Shares") for a purchase price of $17.50 per share in cash (the "Per Share Price") or an aggregate purchase price of $30,255,750 (the "Purchase Price"). The Option may be exercised in whole (and not in part) at any time prior to April 11, 2001. It is currently anticipated that Veritas Capital and/or its limited partners who may co-invest with Veritas Capital will provide the funds required to pay the Purchase Price if the Option is exercised. If at any time prior to the expiration of the Option, any person, including Veritas Capital or any of its affiliates, shall have commenced a tender offer for any shares of Common Stock, shall have effected a merger or other business combination with the Company, or shall have acquired 20% or more of the outstanding shares of Common Stock or all or substantially all of the assets of the Company, then in any such event, at the time of its exercise of the Option, Veritas Capital shall pay to the Sellers an amount in addition to the Per Share Price equal to 50% of the product of (a) the excess, if any, of (i) the greater of (A) the highest price



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                                                              Page 7 of 14 Pages


                                  SCHEDULE 13D


CUSIP NO. 23330X100


           paid or proposed to be paid by such person for any shares of Common Stock or (B) the aggregate consideration paid, or proposed to be paid in such tender, merger or other business combination or for such assets divided by the number of shares of Common Stock then outstanding, over (ii) the Per Share Price, multiplied by (b) the total number of Optioned Shares.

ITEM 4.    PURPOSE OF TRANSACTION.

           Veritas Capital acquired the Option for purposes of investment. Veritas Capital has had, and continues to have, discussions with the Company and its management regarding its possible acquisition of the Company by way of a merger in which each share of the Company's outstanding Common Stock would be converted into the right to receive an agreed upon cash amount. If such a transaction were to occur, the Common Stock would no longer be publicly traded and would be eligible for termination of registration pursuant to Section 12(g)(4) of the Act. To date, no agreement or understanding has been reached between Veritas Capital and the Company.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

       (a) and (b) Pursuant to the Option Agreement, Veritas Capital was granted the Option to purchase 1,728,900 shares of Common Stock (approximately 18.6% of the outstanding Common Stock).

           As the general partner of Veritas Capital, Veritas has the sole power to vote or to direct the vote of, and to dispose or to direct the disposition of, the Common Stock owned by Veritas Capital. As a result, Veritas may be deemed to benefically own the shares of Common Stock directly owned by Veritas Capital. The Veritas Voting Members of Veritas have shared power to vote or to direct the vote of, and dispose or to direct the disposition of, the shares of Common Stock that may be deemed to be beneficially owned by Veritas. As a result, each of the Veritas Voting Members may be deemed to beneficially own the shares of Common Stock that Veritas may be deemed to beneficially own.

       (c) The best knowledge of each of the Reporting Persons, none of the Reporting Persons has beneficial ownership of, or has engaged in any transaction during the past 60 days in, any shares of the Common Stock, except as described in this Schedule 13D.

       (d) No person, other than the Reporting Persons, has the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock referred to in this Item 5.


       (e) Not applicable.

 ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT SECURITIES OF THE ISSUER.

           The response to Item 3 is incorporated herein by reference. The Joint Filing Agreement, dated as of October 12, 2000 (a copy of which is attached hereto as Exhibit 7.1), is incorporated herein by reference. See also response to Item 3.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

           Exhibit 7.1 Joint Filing Agreement, dated as of October 12, 2000, among Veritas Capital, Veritas and the Veritas
                       Voting Members.

           Exhibit 7.2 Stock Option Agreement, dated October 12, 2000, among
                       Veritas Capital and the Sellers.

                                                              Page 8 of 14 Pages


                                  SCHEDULE 13D


CUSIP NO. 23330X100


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 18, 2000


                                         THE VERITAS CAPITAL FUND, L.P.


                                         By:  Veritas Capital Management, L.L.C.

                                              By: /s/ Robert B. McKeon
                                                  ----------------------------
                                                  Name:  Robert B. McKeon
                                                  Title: Member



                                         VERITAS CAPITAL MANAGEMENT, L.L.C.


                                         By:  /s/ Robert B. McKeon
                                              ----------------------------------
                                              Name:  Robert B. McKeon
                                              Title: Member




                                              /s/ Robert B. McKeon
                                              ----------------------------------
                                              ROBERT B. MCKEON


                                              /s/ Thomas J. Campbell
                                              ----------------------------------
                                              THOMAS J. CAMPBELL